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                               August 14, 2020

       James Bedal
       Chief Executive Officer
       Bare Metal Standard Inc.
       3604 S. Banner Street
       Boise, ID 83709

                                                        Re: Bare Metal Standard
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 11,
2020
                                                            File No. 000-55795

       Dear Mr. Bedal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 7, 2020.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. In reply to our comment 1 in our correspondence dated August 7, 2020, you described
                                                        Section 5(c) of the
Asset Purchase Agreement as a    condition to the sale of [BRMT   s]
                                                        assets to Code 96.
We note, however, that the Closing (as defined in the Asset Purchase
                                                        Agreement) does not
appear to be expressly conditioned upon the Seller   s acquisition of a
                                                        new business as
contemplated by Section 5(c). Please supplement your response by providing us with a
legal analysis specifically addressing whether or not the sale of assets will constitute a
transaction (or the first in a series of transactions) that has a reasonable likelihood of
producing, either directly or indirectly, any of the effects described in Rule
                                                        13e-3(a)(3)(ii)(A).
 James Bedal
FirstName
Bare MetalLastNameJames
           Standard Inc. Bedal
Comapany
August 14, NameBare
           2020      Metal Standard Inc.
August
Page 2 14, 2020 Page 2
FirstName LastName
2. We note your response to prior comment 2. As you do not appear to be eligible to incorporate this information by reference, please revise to include Bare Metal Standard
         Inc.'s audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Refer to Note D and Item 14(e)(1) of
Schedule 14A.
Appraisal Rights

3. We note your response to prior comment 6 and your statement that Mr. O'Neill is not and has not been an affiliate of the Company, Code 96, LLC or James Bedal. Please revise to disclose whether there have been any material relationships that existed during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.
Securities Ownership

4. We note your response to prior comment 7. Please provide in your proxy statement an updated beneficial ownership table that reflects the beneficial ownership of the
         Company   s shares of common stock as of the most recent practicable date, as required by
         Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Please also disclose how
         Mr. Bedal acquired the additional shares of common stock that he intends to sell that are not reflected in the beneficial ownership table in your most recent the Form 10-K, and clarify whether that transaction(s) resulted in a change of control. Finally, tell us whether American-Swiss Capital, Inc. has entered into an agreement to acquire another business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff
Attorney, at (202) 551-3447 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Michael Shaff, Esq.